FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the period ended March 31, 2003

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Signatures
GLAMIS GOLD LTD. FIRST QUARTER REPORT
Notes to Unaudited Interim Consolidated Financial Statements (tables expressed in millions of U.S. dollars, except per share amounts) Three months ended March 31, 2003
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL REVIEW
Liquidity and Capital Resources
OPERATIONS REVIEW
PROJECTS
EXPLORATION
RECLAMATION ACTIVITIES
HEDGING
CRITICAL ACCOUNTING POLICIES
COMMITMENTS AND CONTINGENCIES
CONTROLS AND PROCEDURES
CERTIFICATIONS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: May 12, 2003	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
FIRST QUARTER REPORT
Production Data
(Dollar amounts expressed in U.S. dollars)

	Three Months Ended March 31,

	2003	2002

Gold ounces produced	61,292	61,726
Gold ounces sold	59,470	62,034
Average revenue realized per ounce	$348	$292
Average market price per ounce	$352	$291
Total cash cost per ounce	$170	$150
Total production cost per ounce	$254	$219

Production Data:
San Martin Mine
Ore tons processed	1,717,506	1,613,120
Waste tons	163,055	230,174
Grade	0.031	0.035
Gold ounces produced	26,620	31,361
Marigold Mine (66.7%)
Ore tons mined	1,080,332	852,905
Waste tons	4,103,532	1,795,702
Grade	0.023	0.019
Gold ounces produced	22,153	11,615
Rand Mine
Ore tons mined	—	1,409,400
Waste tons	—	1,726,306
Grade	—	0.023
Gold ounces produced	12,519	18,750

Total cash cost per ounce of production
San Martin Mine	$142	$ 86
Marigold Mine	$170	$190
Rand Mine	$227	$233

Company Average	$170	$150

Total cost per ounce of production
San Martin Mine	$238	$171
Marigold Mine	$239	$266
Rand Mine	$316	$270

Company Average	$254	$219

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 4 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars, except per share amounts)

	March 31,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and equivalents	$157.2	$160.0
Accounts and interest receivable	2.5	2.1
Taxes recoverable	1.0	1.1
Inventories	16.3	16.6
Prepaid expenses and other	1.9	0.7

	178.9	180.5
Plant and equipment and mine development costs, net	288.3	285.0
Other assets	8.8	9.0

	$476.0	$474.5

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$8.3	$8.3
Site closure and reclamation costs, current	1.8	2.4
Taxes payable	0.1	0.7

	10.2	11.4
Reserve for site closure and reclamation costs	6.5	6.9
Future income taxes	70.8	70.4

	87.5	88.7
Shareholders’ equity
Share capital :
Authorized:
200,000,000 common shares without par value
5,000,000 preferred shares, Cdn$10 per share par value, Issuable in series
Issued and fully paid:
126,322,142 (2002—125,978,115) common shares	438.4	437.6
Contributed surplus	6.0	6.0
Deficit	(55.9)	(57.8)

	388.5	385.8

	$476.0	$474.5

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved by the Directors:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig
C. Kevin McArthur Director	A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended March 31,

	2003	2002

	(unaudited)
Revenue	$20.7	$18.2
Costs and expenses:
Cost of sales	10.0	9.5
Depreciation and depletion	4.4	3.6
Reclamation	0.7	0.3
Exploration	2.4	0.3
General and administrative	1.4	1.1

	18.9	14.8

Earnings from operations	1.8	3.4
Interest and other income	0.7	0.4

Earnings before income taxes	2.5	3.8
Provision for income taxes
Current	0.1	—
Future	0.5	0.6

Net earnings	$1.9	$3.2

Basic earnings per share	$0.02	$0.04

Diluted earnings per share	$0.01	$0.04

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended March 31,

	2003	2002

	(unaudited)
Deficit, beginning of period	$(57.8)	$(71.5)
Net earnings	1.9	3.2

Deficit, end of period	$(55.9)	$(68.3)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended March 31,

	2003	2002

	(unaudited)
Cash flows from operating activities
Net earnings	$1.9	$3.2
Non-cash items:
Depreciation and depletion	4.4	3.6
Reserve for site closure and reclamation costs	0.7	0.3
Future income taxes	0.5	0.6

	7.5	7.7
Changes in accounts receivable	(0.3)	(0.3)
Changes in taxes recoverable	—	(0.4)
Changes in inventories	0.4	(1.2)
Changes in prepaid expenses and other	(0.8)	(0.7)
Changes in accounts payable and accrued liabilities	(0.6)	0.5
Reclamation liability expenditures	(1.9)	(0.6)

Net cash from operating activities	4.3	5.0

Cash flows from (used in) investing activities
Purchase of plant and equipment	(7.5)	(6.3)
Mineral property acquisition and mine development costs	(3.2)	(1.7)
Proceeds from sale of mineral property, plant & equipment (note 5)	2.9	—
Other assets	(0.1)	(0.1)

Net cash flows used in investing activities	(7.9)	(8.1)

Cash flows from financing activities
Issuance of share capital	0.8	2.9

Net cash flows from financing activities	0.8	2.9

Increase (decrease) in cash and equivalents	(2.8)	(0.2)
Cash and equivalents, beginning of period	160.0	45.9

Cash and equivalents, end of period	$157.2	$45.7

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months ended March 31, 2003

1. General

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of March 31, 2003 and the results of its operations and its cash flows for the three month periods ended March 31, 2003 and 2002.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2002. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2002. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 6 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2. Inventories

	March 31, 2003	December 31, 2002

Finished goods	$1.1	$0.6
Work-in-progress	11.9	13.3
Supplies and spare parts	3.3	2.7

	$16.3	$16.6

3. Share Capital

a. Issued

	March 31, 2003		March 31, 2002

	Number of	Amount	Number of	Amount
	Shares	(in millions)	Shares	(in millions)

Issued and fully paid:
Balance at beginning of period	125,978,115	$437.6	83,283,462	$194.8
Issued during the period:
For cash consideration under the terms of Directors’ and Employees’ stock option plan (including former employees and directors of Rayrock Resources Inc. and Francisco Gold Corp.)	275,500	0.6	985,325	2.9
Shares issued (cancelled) due to a previous reorganization	68,527	0.2	(54,250)	—

Balance at end of period	126,322,142	$438.4	84,214,537	$197.7

3. Share Capital (continued)

b. Stock-Based Compensation

As the Company has elected not to follow the fair value method of accounting for share options granted to directors, officers and employees, no stock-based compensation expense is recorded on the grant of share options to directors, officers and employees because the exercise price is equal to the market price at the date of grant. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company’s net earnings and earnings per share would have been as follows:

	Three months ended	Three months ended
	March 31, 2003	March 31, 2002

Net earnings, as reported	$1.9	$3.2
Fair value of options granted/vested	$—	$0.6

Pro-forma earnings	$1.9	$2.6

Basic earnings per common share	$0.02	$0.04
Diluted earnings per common share	$0.01	$0.04
Pro-forma basic earnings per common share	$0.02	$0.03
Pro-forma diluted earnings per common share	$0.01	$0.03

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Three months ended
	March 31, 2003	March 31, 2002

Risk-free interest rate	3.6%	4.5%
Annual dividends per share	—	—
Expected stock price volatility	50%	50%
Expected life	2.5 years	2.5 years

The expected lives of the options used in the option pricing model were determined as 1/2 of the option terms.

4. Segment Reporting

As at March 31, 2003 and 2002 and for the three months ended March 31, 2003 and 2002:

(a)  Operating segments:

	Producing	Non-Producing
2003	Mines	Properties	Corporate	Total

Revenue	$20.7	$—	$—	$20.7
Cost of sales	10.0	—	—	10.0
Depreciation and depletion	4.3	—	0.1	4.4
Other operating expenses	0.8	2.3	1.4	4.5

Earnings (loss) from operations	5.6	(2.3)	(1.5)	1.8
Other income (loss)	(0.2)	—	0.9	0.7

Earnings (loss) before taxes	$5.4	$(2.3)	$(0.6)	$2.5

Capital expenditures	$7.8	$2.9	$—	$10.7

Identifiable assets	$99.9	$213.9	$162.2	$476.0

4. Segment Reporting (continued)

(a)  Operating segments (continued)

	Producing	Non-Producing
2002	Mines	Properties	Corporate	Total

Revenue	$18.2	$—	$—	$18.2
Cost of sales	9.5	—	—	9.5
Depreciation and depletion	3.6	—	—	3.6
Other operating expenses	0.5	0.1	1.1	1.7

Earnings (loss) from operations	4.6	(0.1)	(1.1)	3.4
Other income (loss)	0.1	—	0.3	0.4

Earnings (loss) before taxes	$4.7	$(0.1)	$(0.8)	$3.8

Capital expenditures	$7.9	$0.1	$—	$8.0

Identifiable assets	$94.3	$12.9	$48.6	$155.8

(b) Geographic information:

		Latin America &
	U.S. & Canada	Other	Total

2003
Revenue	$11.8	$8.9	$20.7
Earnings from operations	0.8	1.0	1.8
Earnings before taxes	1.2	1.3	2.5
Identifiable assets	76.5	399.5	476.0
2002
Revenue	$8.8	$9.4	$18.2
Earnings from operations	(0.5)	3.9	3.4
Earnings before taxes	(0.2)	4.0	3.8
Identifiable assets	60.3	95.5	155.8

5. Cerro San Pedro Project

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project (“CSP”) to Metallica Resources, Inc. (“Metallica”), the Company that holds the remaining 50% interest in CSP, for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, and is to receive $5.0 million by August 2003, $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production.

With respect to the August 2003 payment, the agreement provides that should Metallica fail to make that payment when due, Metallica would return the acquired 50% interest in CSP to the Company, plus an additional 1% interest in CSP. In addition, the parties have amended certain terms of the previous shareholders agreement reflecting the 51% interest that would be held by the Company. The Company would retain the $2.0 million initial payment. With respect to the February 2004 payment, the agreement provides Metallica with the option to make that payment with common shares of Metallica.

6. Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U. S. generally accepted accounting principles is substantially the same except as noted below.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge to opening deficit would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles.

As a result, under United States accounting principles, at March 31, 2003, plant and equipment and mine development costs for the San Martin Project would be increased by $2.9 million (December 31, 2002 — $3.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended March 31, 2003 by $0.1 million ($0.2 million for the three months ended March 31, 2002).

Effective for the Company’s 2003 fiscal year, United States accounting principles require the Company to change its method of accounting for site closure and reclamation costs. The new standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under United States accounting principles the Company would have recorded an additional $1.0 million as the estimated present value of reclamation liabilities and increased the carrying value of the related assets by $1.2 million. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage or time and changes to either the timing or amount of the original present value estimate underlying the obligation. Under United States accounting principles, on January 1, 2003, the Company would have recorded a gain of $0.2 million as a cumulative effect of change in accounting principle for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements prepared under Canadian and United States accounting principles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

The Company reported earnings for the three months ended March 31, 2003 of $1.9 million, or $0.02 per share, compared to earnings of $3.2 million, or $0.04 per share, for the same period of 2002. The Company’s accelerated exploration and development programs in Guatemala accounted for $2.2 million in exploration expense in the first quarter of 2003. Overall exploration expense was $2.1 million higher in the first quarter of 2003 than the $0.3 million of exploration expense incurred in the first quarter of 2002. The $2.4 million of exploration expense ($0.02 per share) was the single largest difference in the Company’s earnings for the first quarter of 2003 when compared to 2002.

Overall, the Company’s operations continued to perform well during the first quarter of 2003 however, total cash costs of production for the Company were $170 per ounce of gold in the first quarter of 2003 compared to $150 per ounce in the first quarter of 2002. The difference was due primarily to lower production and higher costs at the San Martin Mine which produced 26,620 ounces of gold at a total cash cost of production of $142 per ounce during the first quarter of 2003 compared to production of 31,361 ounces of gold at a record-low total cash cost of $86 per ounce during the first quarter of 2002. Offsetting the lower production at San Martin during the first quarter of 2003, the Marigold Mine had another strong quarter with production for the Company’s account of 22,153 ounces of gold at a total cash cost per ounce of production of $170 compared to the 11,615 ounces of gold at a total cash cost per ounce of $190 posted in the first quarter of 2002. Production for the first quarter from the Rand Mine, which entered reclamation at the beginning of the year, was 12,519 ounces of gold compared to 18,750 ounces produced in the first quarter of 2002. In total, the Company produced 61,292 ounces of gold in the first quarter of 2003 compared to 61,726 during the same period in 2002.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year. There is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold.

Gold prices continued to positively impact earnings as realized gold prices were $348 per ounce of gold during the three months ending March 31, 2003 compared to $292 during the same period of 2002. The London p.m. gold price averaged $352 per ounce of gold during the three months ending March 31, 2003 compared to $291 during the same period in 2002.

Depreciation and depletion charges were $4.4 million for the three months ending March 31, 2003 compared to $3.6 million for the comparable period in 2002. The increase in production at the Marigold Mine (22,153 ounces of gold in the first quarter of 2003 compared to 11,615 ounces in the first quarter of 2002) was the most significant factor. Reclamation expense for the first quarter of 2003 was $0.7 million as compared to $0.3 million charged in the first quarter of 2002. The increase was due to the significant severance and change-over costs incurred at the Rand Mine as mining was completed and the mine moved into reclamation mode.

General and administrative expense was $1.4 million for the three months ending March 31, 2003, in line with expectations and higher than the $1.1 million expended in the same period in 2002 due to expanded personnel costs related to the development programs at the El Sauzal and Marlin projects. Investor relations costs were also higher in the first quarter of 2003 than the comparable period in 2002. Interest and other income increased to $0.7 million in the three months ended March 31, 2003 compared to $0.4 million in the 2002 period. The Company’s invested cash balances were significantly higher, due primarily to the proceeds from the November 2002 common share offering, but the increase was offset by lower interest rates.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources, Inc. (“Metallica”) for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, and is to receive $5.0 million by August 2003, $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production.

On May 7, 2003 a feasibility study on the Marlin Project was presented to the Company’s Board of Directors. The feasibility study indicated a project containing 1.5 million gold ounces in proven and probable mineral reserves within a mineral resource of 4.6 million gold ounces. This study defined an open-pit option and was based on production of 135,000 ounces of gold per year for 10 years at an average cash cost per ounce (including by-product credits for silver) of $130 per ounce. Another option defined an optimum mix of open-pit and underground operations. The Company intends to do further work on the options presented.

Liquidity and Capital Resources

The Company had working capital of $168.7 million at March 31, 2003, which was substantially the same as the $169.1 million at December 31, 2002. Long-term liabilities were $77.3 million at March 31, 2003, the same as at December 31, 2002. The long-term liabilities amount consists of reserves for future reclamation costs of $6.5 million ($6.9 million at December 31, 2002) and future income taxes of $70.8 million ($70.4 million at December 31, 2002). The reduction in the reclamation liability account reflects the work being done at the Dee and Daisy Mines. Future income tax increases are entirely due to the profitable production at the San Martin Mine. The Company continues to have no long-term debt.

The Company invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

Capital expenditures totaled $10.7 million for the first quarter of 2003. This compares to $8.0 million in the first quarter of 2002. Capital expenditures this quarter included $7.4 million in expenditures at the Marigold Mine ($4.8 million for a new shovel, a new drill and the refurbishment of the haul truck fleet from Rand, as well as $1.3 million in deferred stripping), $1.8 million was spent on development at the El Sauzal project, land and equipment purchases at Marlin accounted for $1.1 million, and $0.3 million was spent at the San Martin Mine, primarily on development of the Palo Alto area. All capital expenditures to date in 2003 were financed from the Company’s working capital.

Exploration expenditures totaled $2.4 million in the first quarter of 2003 compared to $0.3 million during the same period in 2002. Drilling, assaying, metallurgical and engineering work in support of the positive feasibility study on the Marlin Project, presented to the Board of Directors on May 7, 2003, accounted for $1.8 million of the expense. $0.3 million was spent elsewhere in Guatemala, primarily at Cerro Blanco and $0.3 million was spent on various targets at Marigold, in Honduras and in Mexico.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $7.5 million during the first quarter of 2003, compared to $7.7 million generated in the first quarter of 2002. The Company’s mines provided $8.8 million in cash during the first quarter of 2003 compared to $8.7 million during the first quarter of 2002. An increase in the average cash cost of production of $20 per ounce and a reduction in the number of ounces actually sold in the first quarter of 2003 compared to the first quarter of 2002 were offset by an increase in the realized gold price of $56 per ounce. The Company also realized $2.0 million from the sale of its interest in the Cerro San Pedro Project, $0.6 million from the exercise of stock options, and $0.2 million from issuance of shares related to the Mar-West Resources Inc. and Rayrock Resources Inc. acquisitions.

OPERATIONS REVIEW

San Martin Mine, Honduras

The San Martin Mine produced 26,620 ounces of gold during the three months ended March 31, 2003 at a total cash cost of production of $142 per ounce of gold. Production during the first quarter of 2002 was 31,361 ounces of gold. Total cash costs per ounce of gold were a record-low $86 per ounce in the first quarter of 2002, which was well below plan. During the first quarter of 2003, ore tons processed were close to plan while grade was better than expected and recoverable ounces stacked on the heap were 9% over plan. Gold production was lower than plan due to a combination of a large area of slower-recovery ore being mined in the Rosa pit and heavy rainfall in late 2002 that negatively affected the pH balance of the heap. While ultimate recoveries are not expected to be affected, gold production has slowed while the pH balance is restored. The Company continues to expect San Martin to produce 125,000 ounces of gold during 2003.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine had another strong quarter producing 22,153 ounces of gold for the Company’s account during the first quarter of 2003 at a total cash cost of $170 per ounce of gold. This compares to 11,615 ounces of gold during the same period in 2002 when the total cash cost of production was $190 per ounce. The mine’s production was ahead of plan for the quarter and on-track for production of 90,000 ounces for the Company’s account for 2003.

The Supplemental Environmental Impact Statement for the Marigold expansion was published in the Federal Register on April 4, 2003. Final approval and publication of a Record of Decision is expected late in the third quarter of 2003.

Rand Mine, California

The mine produced 12,519 ounces of gold during the first quarter 2003 as the mine entered into its reclamation phase. This compares to 18,750 ounces of gold produced during the first quarter of 2002. Total costs of production this quarter were $316 per ounce of gold which included $0.5 million of reclamation expense. Costs incurred early in the quarter for severance and change-over from mining to reclamation exceeded the quarterly forecast and a decision was made to expense these costs instead of applying them against the accrual. The Company expects Rand to complete the site closure and reclamation on plan over the next three years. While mining has been completed at the Rand Mine, over 38,000 ounces of gold remain to be recovered from the leach pad at March 31, 2003. Total production of 35,000 ounces of gold is planned for the year ending December 31, 2003.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

Development work at El Sauzal focused on permitting for road construction and mine development. The Company received federal authorization to begin road upgrade construction on various sections of the access road and contractors were mobilized late in the first quarter. Approvals for additional sections of road are expected during April and May; total road construction time is estimated at six months.

Basic engineering efforts and project flowsheet development has been completed and detailed design has begun. Optimization of the mine plan is in progress. At the mine site, well drilling, perimeter fencing and civil engineering work for an office and two camp modules was completed during March. The permitting process is on schedule and the Company expects to commence plant and mine construction in the second half of 2003.

Marlin Project, Western Guatemala

The primary goal of most work at the Marlin Project during the first quarter was determination of a reserve base, permit preparation and completion of a basic feasibility study for a mine. During January and February, up to five drills were operating at various sites on the project and initial metallurgical test-work was completed. Additional activities involved consolidating land holdings, filing concession reports with the government, continuing baseline air and water sampling and improving access roads.

A feasibility study was prepared that defined an optimum mix of open-pit and underground operations. The feasibility study was presented to the Board of Directors in May and further work is planned on expanding the options presented. This report outlined 1.5 million gold ounces of proven and probable mineral reserves for an open pit mine. The Company expects to present a final construction plan for approval by the Board of Directors in the fourth quarter of 2003.

As proven and probable reserves were established for the Marlin Project early in the second quarter of 2003, the Company will be obligated to issue 2.2 million common shares of the Company to former shareholders of Montana Gold Corp., previous owners of the Marlin property. Although the effective date of the issuance of the shares has not yet been determined, the Company has calculated an estimate of this contingent liability based on the closing price of the Company’s common stock as at March 31, 2003 (see the Commitments and Contingencies section).

Imperial Project, California

The local Quechan Tribe of Indians has opposed the Imperial Project, and legislative and regulatory actions have been taken in the State of California to attempt to delay or stop the project. The Company believes that it is legally entitled to approval of its plan of operations for the development and operation of the project. However, in light of such opposition, the Company has discussed with the Bureau of Land Management (“BLM”) the possibility of the BLM purchasing the Company’s mining claims at fair market value. No definitive response to this suggestion has been received from the BLM, and the Company cannot predict whether a purchase of the mining claims comprising the Imperial Project is a viable alternative and, if so, when or at what price such a transaction might be completed. In the absence of such a resolution, the Company continues to pursue approval of its plan of operations. The Company understands that the BLM is now reviewing the Environmental Impact Statement for the project which must be finalized and approved prior to issuing the Company’s operating permit for the project. The Company continues to expense all costs incurred on the Imperial Project.

Cerro San Pedro Project, San Luis Potosi, Mexico

The Company’s interest in the project was sold to Metallica Resources Inc. on February 12, 2003 (see note 5 of the notes to the consolidated financial statements).

EXPLORATION

As discussed above, the Company incurred $2.4 million in exploration expense during the first quarter of 2003. This compares to the $0.3 million expensed during the first quarter of 2002. The Company expects to spend a total of $5.5 million on exploration during the year. Exploration in the first quarter was primarily at the Guatemala projects (primarily Marlin with minor expenditures at Cerro Blanco) and will continue throughout the year. Additional work was performed at the Marigold Mine of which $0.2 million was capitalized as in-fill drilling on the Terry Zone reserves and $0.1 million was expensed. Additional drilling is planned in the Marigold Millennium expansion areas later in the year.

RECLAMATION ACTIVITIES

Daisy Mine, Nevada

During the quarter, the focus at the Daisy Mine was on facility closure. Certain areas were fenced off and spreading of topsoil and seed were completed. As at March 31, 2003, only one full-time employee remained on site to finish closure and monitoring activities. The Company expects to receive acceptance of its closure report by the appropriate regulatory agencies by the third quarter of 2003.

Dee Mine, Nevada

Limited work was performed in the first quarter due to freezing temperatures. As a result, several Dee employees worked at the Daisy Mine to expedite closure activities there. During March, the crew returned to Dee and continued work on dismantling buildings and reassembling equipment shipped from Daisy.

HEDGING

As at March 31, 2003 the Company had no ounces hedged, and currently has no plans to engage in hedging activities.

The Company is subject to changes in metals prices that can directly impact its profitability and cash flows. Because the markets in which the Company sells its products set prices outside of the Company’s control, in appropriate circumstances, it is possible to reduce the impact of negative price movements through hedging transactions. These hedging transactions utilize so-called “derivatives,” the value of which is “derived” from movements in the prices or rates associated with the underlying product.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to the consolidated financial statements included in the Company’s 2002 annual report to shareholders. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment and mine development costs. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its property, plant and equipment and mine development costs which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These costs are accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on the Company’s consolidated balance sheet. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company’s earnings and net assets.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. Commitments and contingencies outstanding as at March 31, 2003 are illustrated in the table below (expressed in millions):

				More than
Contractual Obligations	Less than one year	1 - 3 years	3 - 5 years	5 years	Total

Operating leases	$0.5	$0.3	—	$0.1	$0.9
Minimum royalty payments	$0.7	$1.4	$0.8	$2.4	$5.3
Construction and equipment purchase contracts	$5.6	—	—	—	$5.6

				More than
Contingencies	Less than one year	1 - 3 years	3 - 5 years	5 years	Total

2.2 million common shares of the Company to be issued to former Montana Gold Corp. shareholders	$23.2	—	—	—	$23.2
Future site closure and reclamation costs (1)	$1.8	$2.2	$0.6	$11.9	$16.4

(1)	In the Company’s financial statements, $1.8 million of these obligations are included in current liabilities and $6.5 million in long-term liabilities. The Company has $8.2 million in certificates of deposit as collateral for these obligations.

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CERTIFICATIONS

I, C. Kevin McArthur, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

     c)     presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (and persons performing the equivalent function):

     a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the issuer’s auditors any material weaknesses in internal controls; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003	By:	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

CERTIFICATIONS

I, Cheryl S. Maher, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

     c)     presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (and persons performing the equivalent function):

     a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the issuer’s auditors any material weaknesses in internal controls; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003	By:	/s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 7, 2003	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cheryl S. Maher, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Dated: May 7, 2003	/s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer